Exhibit 99.1
 1  General:  The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2021, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.  Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.  Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.  This presentation and the information contained herein are the sole property of the Company and cannot be published, circulated or otherwise used in any way without our express prior written consent.  Information Relating to Forward-Looking Statements:  This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans, the objectives of management and projections of results are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects, income, expenses and other aspects of the business of the Company are based on current expectations that are subject to risks and uncertainties, and are based on the current government tariff and/or commercial agreements relating to each project and on the current or expected licenses and permits of each project. In addition, the details, including projections, concerning projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the Company’s management and there is no certainty or assurance as to the ability of the Company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, land rights, permits and financing (both equity and project financing). The use of certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe,” “will” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the climate, inability to obtain financing required for the development and construction of projects, inability to obtain permits, timely or at all, delays in the commencement of operations of the projects under development, including the impact of continued war between Russia and Ukraine, including its impact on electricity prices, availability of raw materials, components and equipment, and disruptions in supply changes, the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates, limited scope of projects identified for future development, our inability to reach the milestones required under the conditional license of the Manara project, delays in the development and construction of other projects under development, fluctuations in exchange rates changes in the market prices of electricity and in demand, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Disclaimers

Financial Forecast

(in millions of Euro)



170
150
130
110
90
70
50
30
10
-10
Expected construction
35 MW PV
Expected construction
184 MW PV
Expected construction
242 MW PV
Expected construction
352 MW PV (1)
Expected commercial operation of the Manara PSP
2022 (E)
2023 (E)
2024 (E)
2025 (E)
2026 (E)
Non IFRS Revenues
Adjusted EBITDA from projects
Adjusted FFO from projects
Net Profit

	2022 (E)	2023 (E)	2024 (E)	2025 (E)	2026 (E)
Non-IFRS Revenues	~65	~83	~98	~113	~162
Adjusted EBITDA from projects	~39	~54	~74	~86	~113
Adjusted EBITDA	~34	~49	~69	~81	~108
Adjusted FFO from projects	~29	~41	~59	~70	~95
Adjusted FFO	~20	~31	~46	~50	~73
Net Profit	~5	~13	~24	~22	~20

(1) Of total expected 352 MW, 129 MW are under advanced development

See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- Including the Company's share in Dorad. The Company's share in Dorad is presented based on expected distributions of profits and not on the basis of equity gain using the equity method.
- The Talasol PV plant's expected revenues, Adjusted EBITDA and Adjusted FFO include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.
- The projections were prepared based on the assumption that new facilities will be financed by the Company using funds that will be raised mainly via the issuance by the Company of debentures to the public in Israel, without obtaining project finance at the project company level. However, several of the project companies are negotiating the terms of potential project finance and therefore some or all of the facilities may in the future be financed by project finance.

- The update to the previously published projected financial forecast is mainly due to higher electricity and gas prices in accordance with current projections. The projections are based on current timelines and plans. The actual achievement of the timelines and schedules is subject to many risks and uncertainties, some of which are not within the Company's control.

ellomay
CAPITAL LIMITED

2

Appendix A – Adjusted EBITDA and Adjusted FFO

Use of NON-IFRS Financial Measures

Non-IFRS Revenues, Adjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms "Non-IFRS Revenues," "Adjusted EBITDA" and "Adjusted FFO" to highlight the fact that in the calculation of these non-IFRS financial measures the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company's operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Non-IFRS Revenues, Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company's operating performance. We cannot, without unreasonable effort, forecast the financial results of Dorad, which are included in our financial results as an equity accounted investee, as Dorad's results are based on items that cannot be predicted, including demand, indexation effects and natural gas costs. In addition, items included in our projected net profit (loss) and in the projected reconciliation, are impacted by items that are difficult to predict in advance and are not within our control, including, but not limited to, foreign exchange rate fluctuations, equity compensation costs, impairment and (gain) loss on sale of businesses. Therefore, the items included in the reconciliation are included based on our current estimates and information known to us. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.

Reconciliation of Net Income to Adjusted EBITDA & Adjusted FFO (in € millions)

	2022(E)	2023(E)	2024(E)	2025(E)	2026(E)
Revenues	~65	~83	~98	~113	~162
The Company's share in Dorad's distributions of profits	~3	~3	~3	~4	~4
Adjustment to fixed asset model in connection with the PV Plant located in Talmei Yosef	~3	~3	~3	~3	~3
Non-IFRS Revenues	~59	~89	~104	~120	~169
Net income for the period, adjusted as set forth in the notes below	~5	~13	~24	~22	~20
Financing expenses	~13	~14	~16	~22	~31
Taxes on income (tax benefit)	~2	~5	~8	~7	~6
Depreciation	~14	~17	~21	~30	~51
Adjusted EBITDA	~34	~49	~69	~81	~108
Interest on bank loans, debentures and others	~(12)	~(13)	~(15)	~(22)	~(27)
Taxes on income paid in cash	~(2)	~(5)	~(8)	~(9)	~(8)
Adjusted FFO	~20	~31	~46	~50	~73
Adjusted EBITDA	~34	~49	~69	~81	~108
G&A corporate and project development costs	~5	~5	~5	~5	~5
Adjusted EBITDA from projects	~39	~54	~74	~86	~113
Adjusted FFO	~20	~31	~46	~50	~73
G&A corporate and project development costs	~5	~5	~5	~5	~5
Interest on debentures	~4	~5	~8	~15	~17
Adjusted FFO from projects	~29	~41	~59	~70	~95

- The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.
- The Company's share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.
- The expected revenues, Adjusted EBITDA and FFO of the Talasol PV plant include minority holdings.
- Adjusted FFO is presented after projects and corporate financing and tax expenses.

ellomay
CAPITAL LIMITED

3